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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                               AMENDMENT NO. 2 TO

                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------
                      BERINGER WINE ESTATES HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                           BORDEAUX ACQUISITION CORP.
                         FOSTER'S BREWING GROUP LIMITED
                       (Name of Filing Persons (Offerors))

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  NOT AVAILABLE
                                    084102102
                    (CUSIP Numbers of Classes of Securities)
                             -----------------------
                                  PETER BOBEFF
                         FOSTER'S BREWING GROUP LIMITED
                             77 SOUTHBANK BOULEVARD
                        SOUTHBANK VICTORIA AUSTRALIA 3006
                                011-613-9633-2000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------
                                    COPY TO:
                                JAMES E. O'BANNON
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                             -----------------------

This final amendment reports the results of a tender offer subject to Rule 14d-1 and constitutes an amendment to Schedule 13D under Rule 13d-2.

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         Bordeaux Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Foster's Brewing Group Limited., a corporation organized under the laws of the State of South Australia, Commonwealth of Australia ("Foster's"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on
September 1, 2000, and amended on September 20, 2000, with respect to their offer to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Class A Shares") of Beringer Wine Estates Holdings, Inc., a Delaware corporation (the "Company") and all of the outstanding shares of Class B common stock, par value $0.01 per share (the "Class B Shares" and together with the Class A Shares, the "Shares"), of the Company at a purchase price of $55.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 also constitutes
Amendment No. 1 to the Schedule 13D, originally filed on September 5, 2000 by Purchaser and Foster's. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporate the information contained in the Offer to Purchase by reference, are hereby amended as follows:

         The Offer expired at 12:00 midnight, New York City time, on Friday, September 29, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, Purchaser accepted for payment 1,336,386 Class A Shares and 19,761,060 Class B Shares (including 422,021 Class B Shares subject to guaranteed delivery), representing approximately 95% of the outstanding Shares (taking into account the conversion of Class A Shares into Class B Shares upon acceptance of the Class A Shares by Purchaser). Foster's issued a press release, dated October 2, 2000, announcing the closing of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(9)  Press release issued by Foster's, dated October 2, 2000.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 2, 2000                FOSTERS BREWING GROUP LIMITED

                                      By:      /s/ Peter Bobeff
                                              ----------------------
                                               Name: Peter Bobeff
                                               Title:  Senior Vice President
                                                       Commercial Affairs

                                      BORDEAUX ACQUISITION CORP.

                                      By:      /s/ Peter Bobeff
                                              ----------------------
                                               Name: Peter Bobeff
                                               Title:  Director






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                                  Exhibit Index

(a)(9)  Press release issued by Foster's, dated October 2, 2000.








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